1301 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
Erin M. Lett	United States
To Call Writer Directly:		Facsimile:
+1 202 389 3353	+1 202 389 5000	+1 202 389 5200
erin.lett@kirkland.com
www.kirkland.com

August 28, 2024

By EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Aaron Brodsky

Re:	Gladstone Alternative Income Fund
Registration Statement on Form N-2
File Nos. 333-280771 and 811-23983

Dear Ladies and Gentlemen:

On behalf of Gladstone Alternative Income Fund, a Delaware statutory trust (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Fund’s Registration Statement on Form N-2, filed on July 12, 2024 (the “Registration Statement”), in a letter dated August 9, 2024 from Aaron Brodsky of the Staff and to William J. Tuttle of Kirkland & Ellis LLP, outside counsel to the Fund. For your convenience, the Staff’s comments are included in this letter, with each comment followed by the Fund’s response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Registration Statement. Concurrently herewith, the Fund is filing Pre-Effective Amendment No.1 (the “Amendment”) to the Registration Statement which responds to certain of the Staff’s comments.

PROSPECTUS

Cover Page

1.	Under the “Investment Risks” heading on the cover page, please also disclose the following risks in bold:

(a)

The Fund’s shares will not be listed on an exchange and it is not anticipated that a secondary market will develop. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Miami Munich New York Paris Riyadh Salt Lake City Shanghai

United States Securities and Exchange Commission

August 28, 2024

(b)

An investor in Class A Shares, if offered, will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [__]% for sales load and offering expenses, you must experience a total return on your net investment of [__]% in order to recover these expenses.

Response: The Fund respectfully notes that the requested disclosure in Comment 1(a) is covered by the existing risk disclosure on the cover page of the Registration Statement. The Fund has revised the cover in the Amendment consistent with Comment 1(b).

2.

Please remove the discussion in footnote 5 of the offering table regarding the Expense Support and Conditional Reimbursement Agreement given that it may impede investor understanding of the proceeds to the Fund. See Item 1.

Response: The Fund has revised its disclosure in the Amendment consistent with this comment.

Prospectus Summary

3.	Please consider deleting duplicative disclosure on page 1 from either the discussion under the “The Fund” or “The Offering” regarding the potential offering of additional share classes.

Response: The Fund has revised its disclosure in the Amendment consistent with this comment.

4.

In the third paragraph under the “The Offering” subheading on page 1, please delete the following language and conform to the requirements under rule 23c-3: “We reserve the right to reject a purchase order for any reason.”

Response: The Fund respectfully submits that the referenced disclosure is regarding the purchase of Shares by investors, not with respect to the Fund’s repurchase of Shares from investors whether pursuant to Rule 23c-3 or otherwise. The Fund has revised its disclosure in the Amendment to clarify this point.

5.

Please supplementally explain if the Fund will invest through any entity which it primarily controls, and which entity primarily engages in investment activities in securities or other assets. We may have further comments.

Response: The Fund does not currently intend to invest through any entity which it primarily controls and which primarily engages in investment activities in securities or other assets, other than wholly owned subsidiaries.

Summary of Fund Expenses

6.	In footnote 6 on page 11, please clarify that “other expenses” are based on estimated amounts for the current fiscal year.

Response: The Fund has revised its disclosure in the Amendment consistent with this comment.

United States Securities and Exchange Commission

August 28, 2024

7.	Please discuss in your response letter the Fund’s method for accounting for organizational and offering costs. Please include appropriate U.S. GAAP citations that support the accounting treatment.

Response: The Fund’s method for accounting for organizational and offering costs is consistent with FASB ASC 720-15-25-1, FASB ASC 946-20-25-6 and 946-20-35-5. Organizational costs consist of costs incurred to establish the Fund and enable it legally to do business, and such costs are expensed as incurred. Offering costs include registration fees, legal fees regarding the preparation of the Registration Statement and initial registration statement and auditing the initial seed capital statement of assets and liabilities. Offering costs are accounted for as deferred costs until operations begin and thereafter will be amortized to expense over 12 months on a straight-line basis.

In addition, as Fund will be reimbursed by the Adviser as set forth in the Expense Support and Conditional Reimbursement Agreement, any reimbursement received by the Fund will be reflected on the statement of operations as a separate line item and netted with the Fund’s total expenses. Because the Adviser has the ability to recoup any of the amounts that are waived and/or reimbursed to the Fund (subject to the terms of the e Expense Support and Conditional Reimbursement Agreement), and because the amounts do not meet the criteria to record a liability in accordance with ASC 946-20-25-4, the notes to the financial statements will include disclosure detailing the expiration of the recoupment period and the corresponding amount that the Fund may have to reimburse to the Adviser.

8.

Please remove the contents of footnote 7 on page 11 from the fee table footnote, and instead include the discussion later in the filing where the Expense Support and Conditional Reimbursement Agreement is discussed in detail. There, please also disclose:

(a)	the period for which the expense reimbursement arrangement is expected to continue, including the expected termination date;

(b)	that the expense reimbursement agreement can only be terminated by the board, and under what circumstances;

(c)	that recoupment is limited to 3 years from the date such amount was initially reimbursed; and

(d)

that the Fund may only make repayments to Gladstone Management Corporation, the adviser (“Adviser”) if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at the time such amounts were waived; and (2) the Fund’s current expense cap (if any).

Response: The Fund acknowledges the Staff’s comment and respectfully notes that the information requested by Comments 8(a) and (b) is disclosed in the Registration Statement under “Management of the Fund—Expense Support and Conditional Reimbursement Agreement”. With respect to Comments 8(c) and (d) above, the Fund has revised its disclosure in the Amendment consistent with this comment.

The Fund has retained the footnote to the fee table information, as the Fund thinks it is useful to investors to know whether any waivers or reimbursements are reflected in the table.

United States Securities and Exchange Commission

August 28, 2024

Use of Proceeds

9.

Disclosure in the second sentence under the “Use of Proceeds” heading indicates that the Fund anticipates that it will invest net proceeds within six months. Please disclose the reasons why it is expected to take up to six months to invest proceeds in accordance with the Fund’s objective and strategies.

Response: The Fund has revised its disclosure in the Amendment consistent with this comment.

Investment Objectives, Strategies, and Principal Risks; Investment Strategies

10.	Disclosure on page 13 under the “Direct Lending” subheading references “sustainability of the business’ free cash flow.” Please briefly clarify how this sustainability is measured and/or evaluated.

Response: The Fund has revised its disclosure in the Amendment consistent with this comment.

11.

Disclosure on page 13 under the “Broadly Syndicated Loans” subheading states that broadly syndicated loans are typically “relatively liquid and readily tradable.” Please briefly clarify how this is measured and/or assessed.

Response: The Fund has revised its disclosure in the Amendment consistent with this comment.

12.

Please supplementally explain if the Fund will invest more than 15% of its assets in hedge funds and private equity issuers that rely on 3(c)(1) and 3(c)(7) of the 1940 Act. We may have further comments.

Response: The Fund supplementally confirms to the Staff that it will not invest more than 15% of its assets in hedge funds and private equity issuers that rely on 3(c)(1) and 3(c)(7) of the 1940 Act.

Investment Process; Prospective Portfolio Company Characteristics

13.

Disclosure under the “Strong Competitive Position in an Industry” subheading on page 15 states that the Fund will invest in companies with “strong market positions” that are “well-positioned to capitalize on growth opportunities.” Please disclose how the Fund is defining “strong market positions” and “well-positioned to capitalize on growth opportunities.”

Response: The Fund has revised its disclosure in the Amendment consistent with this comment.

United States Securities and Exchange Commission

August 28, 2024

14.

Under the “Properties Important to Tenant Operations” subheading on page 16, please provide an example and/or clarify what it means for a property to be “essential or important to the ongoing operations of the tenant or prospective tenant.”

Response: The Fund has revised its disclosure in the Amendment consistent with this comment.

Investment Process; Investment Structure

15.

Under the second bullet point under the “Investment Structure” subheading on page 17, disclosure states that the Adviser will seek to limit downside risk, including by “seeking collateral or superior positions in the portfolio company’s capital structure…” Please clarify what the Fund means by “superior positions” in this context.

Response: The Fund has revised its disclosure in the Amendment by substituting “senior” for “superior”.

Ongoing Management of Investments and Portfolio Company Relationships

16.

Disclosure on page 17 states that the Adviser will typically work collaboratively with the portfolio company’s management to identify and incorporate best resources and practices that help the Fund achieve its projected investment performance. Please reconcile this statement with disclosure on page 29, which states that the Fund generally will not be involved in the day-to-day operations and decision making of portfolio companies, and will remain subject to the risk that a portfolio company may make business decisions with which the Fund disagrees.

Response: The Fund has revised its disclosure in the Amendment to remove any inconsistency between the two sections.

Principal Risks of the Fund

17.

The Fund’s fundamental policy states that the Fund will not invest more than 25% of its total assets in the securities of issuers in any particular industry. However, disclosure in the second-to-last paragraph on page 32 states that the portfolio is expected to be concentrated in a limited number of companies and industries, that the Fund does “not have fixed guidelines for industry concentration,” and that the Fund’s investments “could potentially be concentrated in relatively few industries.” Please reconcile and revise accordingly.

Response: The Fund respectfully submits that it is not the Fund’s intention or strategy to focus on any specific industry. However, the Fund’s investment strategy includes direct lending as a principal strategy, and direct lending requires significant time and resources to diligence and negotiate each investment. As a result, the Fund expects that its portfolio may contain fewer investments (and thus investments in fewer industries) than a comparably sized fund that exclusively invests in broadly-syndicated loans or other investments purchased on the secondary market, as such investments are less time and resource demanding and such a fund can efficiently make more investments of a smaller size. As a general matter, the Fund does not intend to invest more than 25% of its total asset in securities of issuers in any particular industry. To avoid confusion, the Fund has revised its disclosure throughout the Amendment to avoid using the word “concentrated” when describing the Fund’s expected portfolio.

United States Securities and Exchange Commission

August 28, 2024

18.

Disclosure in the last paragraph on page 32 states that the Fund will not employ an industry or sector focus. Please reconcile this with the disclosure in the previous paragraph that the Fund is expected to be concentrated in a limited number of companies and industries.

Response: As noted in response to Comment #17, it is not the Fund’s intention or strategy to focus on any specific industry or sector. However, the Fund’s investment strategy includes direct lending as a principal strategy, and direct lending requires significant time and resources to diligence and negotiate each investment. As a result, the Fund expects that its portfolio may contain fewer investments than a comparably sized fund that exclusively invests in broadly-syndicated loans or other investments purchased on the secondary market, as such investments are less time and resource demanding and a fund can efficiently make more investments of a smaller size. Given the above, the Fund believes its existing disclosure to be accurate and provides investors with the information necessary to assess the Fund’s strategy and risks.

19.

If the Fund intends to incur debt to finance a share repurchase, please disclose the maximum amount of debt that may be incurred for that purpose, the restrictions imposed by the Investment Company Act and by rule 23c-3 on leverage, the attendant risks of leveraging, and the extent to which the financing costs of borrowing may be borne by shareholders who do not tender.

Response: The Fund supplementally informs that Staff that it does not currently intend to incur debt to finance share repurchases.

20.

Disclosure on page 35 under the “We are subject to risks related to corporate social responsibility” subheading states that “The SEC has adopted rules that require additional disclosures about ESG investment practices by investment advisers and certain funds.” Please delete this language, or explain which rules the language is referencing.

Response: The Fund has revised the language in the Amendment to clarify that only the rules relating to climate risk disclosures have been adopted to date, but that other ESG related rules have been proposed and such or similar rules may be adopted in the future.

Management of the Fund

21.	Given that the Fund may invest in foreign securities, please provide a basis to assess the expertise and experience of the Adviser with respect to foreign investments.

Response: The Fund respectfully notes, as disclosed in the Registration Statement, that the “direct lending” portion of the Fund’s investment strategy will focus on investments in U.S. businesses. However, the Fund has retained flexibility to invest a portion of its portfolio to be in foreign securities. Given that foreign securities are not expected to comprise a material portion of the Fund’s portfolio, the Fund believes additional disclosure is not needed in response to the Staff’s comment and, if included, could confuse investors as to the importance of investments in foreign securities to the Fund’s strategy.

United States Securities and Exchange Commission

August 28, 2024

22.

Disclosure on page 40 indicates that the Fund will pay the Adviser certain fees, including an incentive fee. Please disclose in the prospectus a graphical representation of the income-related portion of the incentive fee and examples demonstrating the operation of an incentive fee.

Response: The Fund has revised its disclosure in the Amendment consistent with this comment.

Plan of Distribution

23.	To the extent not disclosed elsewhere, please disclose commissions paid to underwriters and dealers.

Response: The Fund has revised its disclosure under “Plan of Distribution” in the Amendment to disclose that the sales charge on the Class A Shares includes up to 5.00% of the price per Share for sales commissions and up to 0.75% of the price per Share for dealer manager fees and that the full amount of the sales charges may be reallowed to brokers or dealers participating in the offering. The Fund supplementally confirms that all other commissions to be paid to underwriters or dealers in connection with the offering are disclosed in the “Plan of Distribution” section.

24.

Disclosure under the “Share Classes” subheading on page 46 states that the Fund “will also offer Class A Shares, Class C Shares and Class U Shares…” Please disclose here that Class A, C, and U shares are not available to the public.

Response: The Fund has revised its disclosure in the Amendment to explicitly state that the Class A Shares, Class C Shares and Class U Shares will not be offered to investors until the exemptive relief is obtained.

25.	Disclosure on page 50 states that Shares may be subject to involuntary redemption. Please disclose that involuntary redemptions will be conducted consistent with rule 23c-2.

Response: The Fund has deleted the referenced disclosure in the Amendment.

Anti-Takeover and Other Provisions in the Declaration of Trust

26.

The Fund appears to be an unlisted Delaware statutory trust. Please disclose in the prospectus that recent federal and Delaware state court precedent has found that such control share acquisition provisions are not consistent with the Investment Company Act. Also disclose in the prospectus that the no-action position expressed in the Staff Statement on Control Share Acquisition Statutes, dated May 27, 2020, does not extend to the Fund’s specific circumstances (i.e., a closed-end fund organized in a state that does not have a control share acquisition statue specifically applicable to the fund).

United States Securities and Exchange Commission

August 28, 2024

Response: The Fund respectfully submits that its disclosure does not include discussion of control share acquisition provisions nor does the Fund expect to include such provisions in its Declaration of Trust. As such, the Fund believes adding such disclosure to be unnecessary and potentially confusing to investors.

27.

Disclosure on page 63 describes certain effects associated with anti-takeover provisions. Please also disclose: (a) any negative effects associated with these provisions, as appropriate; and (b) whether the voting requirements associated with these provisions are higher than those imposed by federal or state law.

Response: The Fund acknowledges the Staff’s comment and respectfully notes that the information requested by Comment 27(a) is disclosed in the penultimate paragraph in this section. With respect to Comment 27(b), the Fund has revised its disclosure in the Amendment consistent with this comment.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (page 13)

28.	Please also address the following in the Fund’s Fundamental Investment Restrictions: short sales, purchases on margin, the writing of put and call options, and the making of loans.

Response: The Fund has revised its disclosure in the Amendment consistent with this comment.

PART C – OTHER INFORMATION

29.	Please revise the Declaration of Trust to state that any indemnification of trustees is subject to the limits under section 17(h) of the 1940 Act.

Response: Prior to effectiveness of the Registration Statement, the Fund undertakes to enter into an amended and restated declaration of trust, and file the same as an exhibit to the Registration Statement, that will provide that any indemnification of trustees is subject to the limits under section 17(h) of the 1940 Act.

30.	Page C-1 indicates that a Subscription Agreement will be filed by amendment. Please explain supplementally why the Fund is using a subscription agreement.

Response: The Fund supplementally informs the Staff that, consistent with the requirements for Item 25.2.p of Form N-2, this exhibit refers to the subscription agreement entered into with an affiliate of the Adviser to provide seed capital to the Fund and provides written assurance that the shares were purchased for investment purposes only. The Subscription Agreement has been filed as Exhibit p. to the Amendment.

31.	The disclosure under Item 28 does not appear to be the appropriate disclosure for that item. Please confirm, and revise as appropriate.

Response: The Fund has revised its disclosure under Item 28 in the Amendment to reflect the information required by Item 28 of Form N-2.

United States Securities and Exchange Commission

August 28, 2024

Signatures

32.	Please add the signature of the principal accounting officer.

Response: The Fund has revised the signature page in the Amendment to clarify that the Chief Financial Officer serves as both the principal financial officer and principal accounting officer of the Fund.

General Comments

33.	Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response: To date, the Fund has not presented any testing the waters materials to potential investors in connection with this offering.

34.

We note that portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Fund acknowledges the Staff’s comment.

35.

A full financial review must be performed before declaring the registration statement effective, including reviewing, without limitation, the completed fee table, hypothetical expense examples, references to the auditor, auditor consent and seed financial statements.

Response: The Fund acknowledges the comment and notes that the fee table, hypothetical expense examples and references to the auditor have been completed in the Amendment and that the remaining information will be included in a pre-effective amendment to the Registration Statement.

36.

There is no indication that the Fund proposes to engage in any formation transactions. Please confirm to the staff if the Fund anticipates entering any form of portfolio formation transactions in advance of going effective.

Response: The Fund supplementally confirms that it does not anticipate entering into any form of portfolio formation transactions prior to the effectiveness of the Registration Statement.

37.	Please advise us whether FINRA has approved the distribution terms and arrangements of the Fund’s offering.

Response: As an interval fund, the requirements of FINRA Rule 5110 are not applicable to the Fund. See FINRA Rule 5110(h)(2)(B).

United States Securities and Exchange Commission

August 28, 2024

38.

If you intend to omit certain information from the prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: The Fund supplementally informs that Staff that the Fund does not intend to omit any information in reliance on Rule 430A from the prospectus included with the Registration Statement that is declared effective.

39.	Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response: The Fund submitted an application to the Commission for an exemptive order to permit the Fund to offer multiple classes of its common shares on July 12, 2024 (File No. 812-15602). As disclosed in the Registration Statement, the Fund will not offer multiple classes of common shares prior to receipt of an exemptive order from the SEC permitting such.

40.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Fund acknowledges the Staff’s comment.

* * * * * * *

United States Securities and Exchange Commission

August 28, 2024

If you have any questions, please feel free to contact the undersigned by telephone at 202.389.3353 (or by email at erin.lett@kirkland.com) or William J. Tuttle by telephone at 202.389.3350 (or by email at william.tuttle@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Erin M. Lett
Erin M. Lett

cc:	David Gladstone, Gladstone Alternative Income Fund

Michael LiCalsi, Gladstone Administration, LLC

William J. Tuttle, P.C., Kirkland & Ellis LLP